6 AUGUST 2 0 2 0 VEO N R E P O R T S 2 Q20 RESULTS 1

Amsterdam (6 August 2020) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces results for the quarter ended 30 June 2020. KEY POINTS • Lockdowns across our operating markets put pressure on both our operational and financial performance during the quarter before gradual relaxations enabled a steady late-quarter improvement across a number of markets. • Our operations were impacted by, amongst others, store closures, the loss of roaming and migrant customer revenues, and lower equipment and accessory sales. • Lockdowns have accelerated digital adoption, driving additional growth in self-care and digital customers, demand from which we are meeting through our sustained program of 4G network investment. • Our ongoing focus on cost control allowed the Group to mitigate the impact of declining revenues on Group EBITDA margins and will remain a key priority for the remainder of the financial year. • Strong demand for digital services enabled us to continue to grow data revenues at a double-digit pace and contributed to positive underlying performances from Ukraine, Kazakhstan and Pakistan. • The Group has continued to enhance its capital structure during the COVID-19 pandemic through debt refinancing that supported a 100bp reduction in borrowing costs during the quarter and a further extension of debt maturities. • Russia’s operational performance was challenged by ARPU and margin pressures as the lockdown constrained revenue opportunities and continued network investment lifted costs. • Our commitment to a turnaround of our Russian business remains resolute and is underpinned by considerable network investment, the financial benefits of which we anticipate in the first half of FY 2021. • We are reintroducing financial guidance for FY 2020 and anticipate a steady recovery in Group revenue and EBITDA during the second half of the financial year, assuming the gradual lifting of lockdown measures continues. • The long-term growth opportunities offered by our markets remain highly attractive and lockdowns have drawn forward demand for digital services, which we are well-positioned to capture through current levels of network capex. • The impact of the COVID-19 pandemic on our performance is not at this time anticipated to have a significant impact on our capex plans for FY 2020. KAAN TERZIOĞLU AND SERGI HERRERO, CO-CHIEF EXECUTIVE OFFICERS, COMMENT: “The second quarter of 2020 saw the full impact of the COVID-19 pandemic on activity across our operating markets. National and local lockdowns deepened the reliance of our customers on connectivity services as the challenges of physical isolation intensified. Safeguarding lives, sustaining livelihoods and enhancing lifestyles continued to define VEON’s commitment to our customers throughout as we help them adapt to the unprecedented challenges presented by this crisis. Cost reduction remains a key priority for the Group as we seek to limit the financial impact of lockdown measures on our operating performance. Planned restructuring of our headquarters and reductions in our staff-related costs in the second quarter lessened the margin impact of lower revenues. This was achieved despite higher network opex, particularly in Russia where we continued to invest in our 4G infrastructure to ensure our customers can enjoy best-in-class experiences of our services. Growth in our B2B business, mobile data revenue and home connectivity services are encouraging signs of consumer confidence. Across our markets, we remain committed to expanding our 4G networks in order to meet the considerable demand from our customers for data, which continued to grow at a double-digit pace during the second quarter as lockdowns accelerated adoption of our expanding range of digital services. The current pandemic continues to drive divergent revenue trends across our markets, with greater demand for data and digital services offset by lower in-store sales and roaming activity. These trends are likely to dominate the second half of the year and are reflected in our revised financial guidance for FY 2020, which forecasts a gradual recovery in Group revenue and EBITDA from second-quarter levels as lockdowns are eased but a decline in each on a year-over-year basis given the extent of the pandemic’s impact on our operating activities to date. Longer term, we remain excited by the growth opportunities we enjoy as our 4G network deployment program drives greater levels of customer engagement and services adoption. We are committed to executing further on our planned operational improvements, particularly in Russia, where we continue to invest in network quality and a growing range of digital services. Elsewhere, the early-stage nature of our markets provides us with a structural growth opportunity in digital adoption which the current pandemic is accelerating. We remain committed to our current capex plans to ensure we are positioned strongly to capture this.” 2

2Q20 RESULTS 1 • Revenue: USD 1,892 million, -16.3% YoY on a reported basis; -6.9% YoY in local currency, excluding one-off item3 • EBITDA: USD 809 million, -18.7% YoY on a reported basis; -7.7% YoY in local currency, excluding one-off item3 • Mobile subscriber base: 205 million active subscribers, -3.4% YoY • Operational Capex4: USD 492 million, with LTM capex intensity of 20.8% • Revenues impacted by lockdowns and currency headwinds: in addition, Russia revenues were challenged by ongoing pressure on subscriber numbers and lower ARPU during lockdown, and Pakistan year-on-year revenue trend remained positive excluding tax regime5 change • Encouraging Data revenue growth2: the momentum in mobile data revenue continued in the period, growing in local currency2 terms by +14.4% YoY, supported by growth in Ukraine of +13.1% YoY, in Pakistan of +27.6%YoY and in Bangladesh of +30.3% YoY, as a result of ongoing 4G investments • Stable performance in EBITDA margin Adjusted3: strong focus on cost management allowed for a stable EBITDA margin Adjusted performance in 2Q20 despite the pressure on revenues • LTM Capex Intensity4 of 20.8% reflecting continued 4G investments in all operating companies • Strong capital structure: leverage level at 2.0x excluding lease liabilities; total cash and undrawn committed credit lines at USD 2.5 billion; 1H20 refinancing activities decreased average cost of debt to 6.4% and improved average debt maturity to 2.8 years6 • Strong profit for the period: USD 156 million, up 124.8% YoY KEY DEVELOPMENTS • FY 2020 financial guidance reintroduced, anticipating a steady recovery in operations in 2H20, subject to the gradual lifting of lockdown measures: expecting a low to mid-single-digit local currency7 YoY decline in both Group revenue and EBITDA, with capex intensity4 of 22-24% • New members elected to Group Board of Directors and Gennady Gazin elected as Chairman of the Board • VEON’s JazzCash announced a partnership with Mastercard that strengthens Pakistan’s payments ecosystem • Establishment of a USD 6.5 billion Global Medium-Term Note program, followed by the issuance of RUB 20 billion senior unsecured notes under the MTN program • New RUB 100 billion loan concluded with Sberbank, partially refinancing the Group’s existing loan agreement • Refinancing of our RUB 30 billion loan agreement with VTB 1 Results as compared to prior year results unless stated otherwise. 2 Local currency growth for FY 2020 excludes the impact of foreign currency movements. 3 Local currency revenue and EBITDA Adjusted growth in 2Q20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) following Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. 4 Operational Capex is used here and defined as capex excluding license expenditures and capitalized leases. Last twelve months (LTM) Capex Intensity (or Operational Capex ratio) is defined as last twelve months operational capex divided by last twelve months total revenue. 5 In June 2018, the Supreme Court ordered an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the “suo moto order”). On 3 July 2019, the Supreme Court issued its judgment dated 10 May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the judgment by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz between April 2019 and July 2019. Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, the PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA’s allegation and, on 3 January 2020, provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. At a hearing on 25 June 2020, Jazz presented its case before PTA. Jazz is currently awaiting PTA’s decision. 6 In Q2 2020 VEON Holdings B.V. had outstanding drawings under its RCF of USD 500 million. Because we have an enforceable right to roll them over until final maturity date of the facility in February 2022, maturity dates of those drawings have been assumed to match the facility maturity date. 7 Local currency growth for FY 2020 excludes the impact of foreign currency movements. Local currency revenue growth additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) following Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. Local currency growth for EBITDA, in addition to foreign currency movements, excludes both a one-off vendor payment of USD 350 million received in 1Q19 and the Kcell payment of USD 38 million in 2Q19 3

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	2Q20	2Q19	Reported YoY	Local currency YoY [1]
Total revenue[2], of which	1,892	2,261	(16.3%)	(6.9%)
mobile and fixed service revenue	1,795	2,080	(13.7%)	(5.7%)
mobile data revenue	621	590	5.2%	14.4%
EBITDA	809	994	(18.7%)	(11.2%)
EBITDA margin (EBITDA/total revenue)	42.7%	44.0%	(1.2p.p.)	(1.3p.p.)
EBITDA Adjusted[3]	809	956	(15.4%)	(7.7%)
EBITDA margin Adjusted[3] (EBITDA Adjusted/total revenue)	42.7%	43.0%	(0.3p.p.)	(0.4p.p.)
Profit for the period	175	75	134.2%	
Profit for the period attributable to VEON shareholders	156	69	124.8%	
Equity free cash flow after licenses [4]	(36)	231	(115.6%)	
Operational capital expenditures[5]	492	450	9.5%	
Capex intensity (LTM Operational capital expenditures/revenue)[5]	20.8%	16.7%	4.1p.p.	
Net debt	8,166	8,179	(0.2%)	
Net debt/LTM EBITDA	2.2	2.1	0.1	
Net debt (excl. lease liabilities)	6,390	6,134	4.2%	
Net debt/LTM EBITDA (excl. lease liabilities)	2.0	1.7	0.3	
Total mobile subscribers (millions)	205	212	(3.4%)	
Total fixed-line broadband subscribers (millions)	4.3	4.0	8.4%	

USD million	1H20	1H19	Reported YoY	Local currency YoY [1]
Total revenue[2], of which	3,988	4,385	(9.1%)	(3.4%)
mobile and fixed service revenue	3,773	4,085	(7.6%)	(2.8%)
mobile data revenue	1,282	1,157	10.8%	16.3%
EBITDA	1,729	2,292	(24.6%)	(20.9%)
EBITDA margin (EBITDA/total revenue)	43.3%	52.3%	(8.9p.p.)	(9.1p.p.)
EBITDA Adjusted [3]	1,729	1,904	(9.2%)	(4.8%)
EBITDA margin Adjusted [3] (EBITDA Adjusted/total revenue)	43.3%	43.8%	(0.5p.p.)	(0.6p.p.)
Profit for the period [6]	294	605	(51.4%)	
Profit for the period attributable to VEON shareholders	264	565	(53.3%)	
Equity free cash flow after licenses [4]	68	600	(88.6%)	
Operational capital expenditures [5]	860	838	2.6%	
Capex intensity (LTM Operational capital expenditures/revenue) [5]	20.8%	16.7%	4.1p.p.	
Net debt	8,166	8,179	(0.2%)	
Net debt/LTM EBITDA	2.2	2.1	0.1	
Net debt (excl. lease liabilities)	6,390	6,134	4.2%	
Net debt/LTM EBITDA (excl. lease liabilities)	2.0	1.7	0.3	
Total mobile subscribers (millions)	205	212	(3.4%)	
Total fixed-line broadband subscribers (millions)	4.3	4.0	8.4%	

1 Local currency growth for FY 2020 excludes the impact of foreign currency movements.
2 Local currency revenue growth in 2Q20 and in 1H20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares.
3 Local currency growth for EBITDA Adjusted additionally excludes both Kcell payment of USD 38 million in 2Q19 and a one-off vendor payment of USD 350 million received in 1H19.
4 Equity free cash flow after licenses (excluding capitalized leases) is a non-IFRS measure and is defined as free cash flow from operating activities less repayment of lease liabilities and cash flow used in investing activities, excluding M&A transactions, inflow/outflow of deposits, financial assets, and other one-off items. See attachment C for reconciliations.
5 Operational Capex is defined as Capex excluding license expenditures and capitalized leases. Capex Intensity is defined as Operational Capex divided by total revenue.
6 Profit for the period in 1H19 was positively impacted by both Kcell payment of USD 38 million in 2Q19 and a one-off vendor payment of USD 350 million received in 1H19.

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CONTENTS MAIN EVENTS ................................................................................................... 6 GROUP PERFORMANCE ....................................................................................... 8 COUNTRY PERFORMANCE ................................................................................... 1 2 CONFERENCE CALL INFORMATION ......................................................................... 2 0 ATTACHMENTS ................................................................................................ 2 3 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The following non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow (after licenses), local currency measures, capital expenditures excluding licenses, are reconciled to the comparable IFRS measures in Attachment C. All comparisons are on a year on year (YoY) basis unless otherwise stated. 5

MAIN EVENTS REVENUE AND EBITDA In 2Q20 reported revenue declined by 16.3% YoY and EBITDA declined by 18.7%. Reported revenue and EBITDA were negatively impacted by currency movements of USD 178 million and USD 74 million, respectively. During 2Q19, revenue and EBITDA were positively impacted by special compensation of USD 38 million related to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. Adjusted for these impacts, in 2Q20 total revenue decreased in local currency1 by 6.9% YoY and EBITDA decreased by 7.7% YoY as all VEON markets faced significant disruption of retail operations following store closures, which resulted in lower gross connections, device sales and airtime sales and a decline in roaming revenues due to travel restrictions. In addition, Russia revenues were challenged by the ongoing pressure on subscriber numbers and ARPU, which intensified during lockdown. Pakistan year-on-year revenues continue to be impacted by last year’s tax regime changes2. COVID-19 UPDATE The second quarter saw an impact on our operations as a result of the lockdowns imposed across our markets in response to the COVID-19 pandemic. This resulted in significant disruption to our retail operations following store closures, which resulted in lower gross connections, weaker airtime sales and reduced sales of equipment and accessories. Restrictions on travel resulted in a significant decline in roaming revenues and the loss of migrant customers from our subscriber base, particularly in Russia. Conversely, demand for our data services remained strong during the quarter, enabling us to continue to grow our data revenues at a double-digit pace. We also experienced a continued shift in data consumption from mobile to fixed-line networks as lockdowns encouraged home working and schooling alongside a greater use of devices through our domestic broadband services. For example, in some markets we have seen the traffic on our fixed-line networks peak 35% above 1Q20 levels during strict lockdowns. Lockdowns have accelerated the adoption of self-care applications and digital services by our customers. This occurred alongside a steady improvement in operational trends evident in June and July in some of our markets as lockdown measures were eased. For the remainder of the financial year, we expect a continued divergence in our operating trends within a steady recovery in Group revenue and EBITDA. This assumes a slow resumption of roaming revenues and migrant customers as travel resumes and a partial, more gradual shift in urban populations back to urban centers as workplaces reopen. The Group remains focused on mitigating the impact of the pandemic on our financial performance through continued optimization of our cost base and measures to ease its financial impact on our working capital. Maintaining a strong balance sheet and liquidity position also remain key priorities, as evidenced by our recent refinancing activities and the reduction in borrowing costs we have secured through them, and we will continue to actively manage our balance sheet as market opportunities arise. We are similarly committed to investing in the longer-term opportunities the pandemic presents. Most immediately, this involves continued investment in our networks to capture faster digital adoption and fixed-line data demand alongside further development of our online channels and the growing range of digital services we are offering through them. Longer term, we will continue to seek market opportunities resulting from the current economic disruption and will continue to assess assets that may complement our services and the evolving needs of our customers. 1 Local currency growth excludes the impact of foreign currency movements. Local currency revenue and EBITDA Adjusted growth for 2Q20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) following Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. 2 In June 2018, the Supreme Court ordered an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the “suo moto order”). On 3 July 2019, the Supreme Court issued its judgment dated 10 May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the judgment by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz between April 2019 and July 2019. Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, the PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA’s allegation and, on 3 January 2020, provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. At a hearing on 25 June 2020, Jazz presented its case before PTA. Jazz is currently awaiting PTA’s decision. 6

FY 2020 GUIDANCE VEON reintroduces FY 2020 financial guidance and anticipates a low to mid-single-digit local currency1 YoY decline in both Group revenue and EBITDA, and capex intensity of 22-24%. Our guidance assumes the gradual lifting of lockdown measures in VEON’s operating markets that occurred during 2Q20 will continue, supporting a steady recovery in operations in the second half of the financial year. It also assumes that the outlook for Russia will remain challenging in 3Q20 given the underlying performance issues we are tackling. Reinvestment in our network in Russia continues and we expect the benefits of this and other measures in support of an operational turnaround will be evident in Beeline’s performance during the first half of 2021. The YoY change anticipated in this guidance excludes 2019 exceptional items; namely, other operating income of USD 350 million related to one-off vendor payment recorded in 1Q19 and special compensation of USD 38 million received in Kazakhstan recorded in 2Q19. Regarding dividends, our policy remains as previously disclosed: to pay at least 50% of EFCF after licenses while maintaining Net Debt/LTM EBITDA at around 2.0x and taking into account medium-term investment opportunities. Cash flows generated in the first half of 2020 were weaker compared to last year. Given that in the second half we may potentially face a number of uncertainties, we currently believe it is unlikely that we will pay a dividend for FY 2020. 2020 AGM On 1 June 2020, VEON announced the election results of its Annual General Meeting of Shareholders where five new members were elected to the Company’s Board of Directors (Hans Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey) as well as seven previously serving directors (Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats and Alexander Pertsovsky). Following the election of the directors, Gennady Gazin was appointed as Chairman of VEON’s Board of Directors, effective 1 June 2020. PARTNERSHIP WITH MASTERCARD On 5 May 2020, VEON announced a partnership between JazzCash and payment technology leader Mastercard, which strengthens the payments ecosystem for merchants and customers in Pakistan. More than 8 million customers and merchants use JazzCash every month, making it Pakistan’s leading digital payments platform. Our partnership with Mastercard allows merchants to accept digital payments from customers, digitize their supply chain and move to cashless operations. In a first for Pakistan, merchants and consumers who sign up for the JazzCash wallet will be able to benefit from a wide range of Mastercard’s digital solutions and capabilities to pay for orders and services via all digital channels, as well as make online payments in a fast, safe and convenient manner. JazzCash customers will also have access to Mastercard’s virtual and branded debit cards, which can be used in 55,000 points of sale and ATMs in Pakistan, in addition to JazzCash merchants and e-commerce sites. RECENT FINANCING TRANSACTIONS On 16 April 2020, VEON established a Global Medium-Term Note program for the issuance of bonds (the “MTN Program”), with a program limit of a USD 6.5 billion, or the equivalent thereof, in other currencies. On 11 June 2020, VEON issued RUB 20 billion 6.30 % senior unsecured notes due 2025 in 144A / Reg S format under the MTN Program. The proceeds have been used for general corporate purposes. On 22 April 2020, Banglalink extended the maturity of its USD 300 million syndicated loan by an additional two years to 2022. Following this extension, VEON, via a wholly-owned subsidiary, acquired the loan from the original lenders, leading to an effective extinguishment of this debt for the VEON Group. 1 Local currency growth for FY 2020 excludes the impact of foreign currency movements. Local currency revenue growth additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) following Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. Local currency growth for EBITDA, in addition to foreign currency movements, excludes both a one-off vendor payment of USD 350 million received in 1Q19 and the Kcell payment of USD 38 million in 2Q19. 7

On 4 June 2020, VEON entered into a new RUB 100 billion (approximately USD 1.5 billion) bilateral term loan agreement with Sberbank. The loan was used to refinance and extend the maturity of the existing loan between Sberbank and VEON Holdings, as well as to provide additional funds for general corporate purposes.

On 9 July 2020, VEON refinanced its existing RUB 30 billion (~USD 422 million) bilateral term loan agreement with VTB Bank. This refinancing extends the maturity and reduces the cost of the existing loan between VTB Bank and VEON Holdings.

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	2Q20	2Q19	Reported YoY	Local currency[1] YoY	1H20	1H19	Reported YoY	Local currency[2] YoY
Total revenue	1,892	2,261	(16.3%)	(6.9%)	3,988	4,385	(9.1%)	(3.4%)
Russia	907	1,124	(19.3%)	(9.7%)	1,927	2,172	(11.3%)	(6.2%)
Pakistan	288	348	(17.2%)	(7.9%)	604	710	(14.9%)	(5.3%)
Ukraine	223	212	5.5%	6.8%	461	400	15.3%	11.3%
Algeria	160	187	(14.3%)	(7.9%)	345	379	(8.9%)	(5.0%)
Bangladesh	130	137	(4.6%)	(3.9%)	267	271	(1.1%)	(0.2%)
Kazakhstan	111	150	(25.8%)	9.2%	229	253	(9.6%)	13.3%
Uzbekistan	48	67	(28.7%)	(15.5%)	102	131	(21.6%)	(9.2%)
Other	31	43	(27.9%)		69	83	(16.9%)	
HQ and Eliminations	(8)	(7)			(17)	(13)		
Service revenue	1,795	2,080	(13.7%)	(5.7%)	3,773	4,085	(7.6%)	(2.8%)
Russia	839	1,014	(17.3%)	(7.4%)	1,772	1,974	(10.2%)	(5.1%)
Pakistan	266	324	(18.1%)	(8.9%)	559	662	(15.5%)	(6.0%)
Ukraine	222	210	5.6%	7.0%	458	397	15.4%	11.4%
Algeria	159	187	(14.7%)	(8.2%)	343	378	(9.2%)	(5.3%)
Bangladesh	128	134	(4.4%)	(3.7%)	262	264	(0.8%)	0.2%
Kazakhstan	110	111	(0.3%)	9.4%	227	213	6.3%	13.1%
Uzbekistan	48	67	(28.6%)	(15.4%)	102	131	(21.8%)	(9.4%)
Other	30	41	(26.8%)		66	80	(17.5%)	
HQ and Eliminations	(7)	(7)			(16)	(14)		
EBITDA[2]	809	994	(18.7%)	(7.7%)	1,729	2,292	(24.6%)	(4.8%)
Russia	357	498	(28.4%)	(20.0%)	784	966	(18.9%)	(14.6%)
Pakistan	133	185	(28.5%)	(20.6%)	280	369	(24.2%)	(15.8%)
Ukraine	151	138	10.0%	11.5%	313	256	22.2%	18.0%
Algeria	64	84	(23.2%)	(17.4%)	145	172	(16.0%)	(12.4%)
Bangladesh	54	55	(0.8%)	(0.1%)	113	114	(1.2%)	(0.2%)
Kazakhstan	61	97	(37.3%)	13.4%	124	152	(18.6%)	15.5%
Uzbekistan	20	35	(42.4%)	(31.8%)	45	67	(31.8%)	(21.1%)
Other	11	15	(27.6%)		25	28	(10.7%)	
HQ and Eliminations	(42)	(112)			(100)	168		
EBITDA margin	42.7%	44.0%	(1.2p.p.)	(0.4p.p.)	43.3%	52.3%	(8.9p.p.)	(0.6p.p.)

Reported total revenue decreased by 16.3 % YoY in 2Q20 to USD 1.9 billion, negatively impacted by special compensation of USD 38 million received in 2Q19. The decline is a result of currency headwinds and the negative impact of lockdowns in all VEON markets.

Total revenue decreased by 6.9% in local currency[1] as a result of weak operational performances in Russia, Uzbekistan, Algeria and in Pakistan, where the YoY trend was also impacted by tax regime changes. These were slightly offset by the positive growth in Ukraine +6.8% YoY and Kazakhstan +9.2% YoY (excluding special compensation of USD 38 million) despite the lockdowns. Addressing the revenue trends in Russia remains a key focus for management.

1 Local currency growth for FY 2020 excludes the impact of foreign currency movements. Local currency revenue and EBITDA growth additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company "Kcell"). following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's share

2 Local currency growth for FY 2020 excludes the impact of foreign currency movements. Local currency revenue growth for 1H20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company "Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's share and local currency growth for EBITDA additionally excludes both a one-off vendor payment of USD 350 million received in 1Q19 and Kcell payment of USD 38 million

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Despite the data traffic shift from mobile to fixed-line during lockdown, 2Q20 mobile data revenue increased by 14.4% in local currency[1]. Reported mobile data revenue +5.2% YoY was negatively impacted by currency headwinds of USD 54 million.

The Group's total mobile subscribers declined YoY to 205 million at the end of 2Q20, mainly as a result of lockdown measures in our operations where for a short period of time we had up to 90% of our retail points-of-sale closed.

Reported EBITDA decreased by 18.7% YoY, negatively impacted by a special compensation of USD 38 million received in 2Q19 and currency headwinds during the quarter. EBITDA decreased in local currency[1] by 7.7% to USD 809 million, with the positive contribution of Ukraine and Kazakhstan being more than offset by the underperformance of Russia and Algeria and by the tax regime change impact in Pakistan. Excluding the impact of tax regime changes in Pakistan, Group EBITDA would have decreased by 5.4% YoY in local currency[1].

VEON's HQ and elimination segment consists largely of corporate costs. In 2Q20, corporate costs[4] were USD 37 million, compared to USD 56 million reported in 2Q19, mainly due to lower personnel costs.

"Other" in 2Q20 includes the results of Kyrgyzstan, Armenia and Georgia.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	2Q20	2Q19	Reported YoY	Local currency YoY[1]	1H20	1H19	Reported YoY	Local currency YoY[1]
Total revenue	1,892	2,261	(16.3%)	(6.9%)	3,988	4,385	(9.1%)	(3.4%)
Service revenue	1,795	2,080	(13.7%)	(5.7%)	3,773	4,085	(7.6%)	(2.8%)
EBITDA	809	994	(18.7%)	(11.2%)	1,729	2,292	(24.6%)	(20.9%)
EBITDA margin	42.7%	44.0%	(1.2p.p.)	(1.3p.p.)	43.3%	52.3%	(8.9p.p.)	(9.1p.p.)
EBITDA Adjusted[2]	809	956	(15.4%)	(7.7%)	1,729	1,904	(9.2%)	(4.8%)
EBITDA Adjusted[2] margin	42.7%	43.0%	(0.3p.p.)	(0.4p.p.)	43.3%	43.8%	(0.5p.p.)	(0.6p.p.)
Depreciation, amortization, impairments and other	(481)	(530)	(9.2%)		(995)	(1,040)	(4.4%)	
EBIT (Operating Profit)	327	464	(29.5%)		734	1,252	(41.4%)	
Financial income and expenses	(178)	(196)	(9.5%)		(376)	(393)	(4.4%)	
Net foreign exchange (loss)/gain and others	7	(22)	n.m.		(21)	(8)	n.m.	
Other non operating gains / losses	86	10	n.m.		101	14	n.m.	
Profit before tax	243	256	(5.3%)		438	865	(49.4%)	
Income tax expense	(68)	(182)	(62.6%)		(144)	(260)	44.7%	
Profit for the period	175	75	134.2%		294	605	(51.4%)	
Of which Profit/(Loss) attributable to non-controlling interest	19	5	257.5%		30	40	(23.5%)	
Of which Profit/(Loss) attributable to VEON shareholders	156	70	124.8%		264	565	(53.3%)	

	2Q20	2Q19	Reported YoY	1H20	1H19	Reported YoY
Capex	540	554	(2.6%)	988	999	(1.2%)
Operational capex[3]	492	450	9.5%	860	838	2.6%
Capex intensity (LTM Operational capex/revenue)[3]	20.8%	16.7%	4.1p.p.	20.8%	16.7%	4.1p.p.

Note: prior year comparatives for capital expenditures are adjusted to reflect correct IFRS 16 impact of prior periods.

2Q20 ANALYSIS

Reported EBITDA of USD 809 million decreased by 18.7% YoY, negatively impacted by the one-off special compensation of USD 38 million received in 2Q19 in Kazakhstan and currency headwinds during the quarter. EBITDA Adjusted decreased in local currency[1] (excluding the special compensation received in 2Q19) by 7.7%, mainly as a result of challenging results in Russia and local lockdowns that effected operations in all countries. However, a strong focus on cost management, particularly in HQ, allowed for a stable EBITDA margin performance in 2Q20 despite the pressure on revenues.

[1] Local currency growth excludes the impact of foreign currency movements. Local currency revenue and EBITDA growth for 1H20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's share. Local currency growth for EBITDA additionally excludes both a one-off vendor payment of USD 350 million received in 1Q19 and the Kcell payment of USD 38 million in 2Q19.

[2] EBITDA Adjusted in 1Q19 excludes special compensation of USD 38 million received in 2Q19, EBITDA adjusted in 1H19 additionally excludes other operating income of USD 350 million related to one-off vendor payment recorded in 1Q19.

[3] Operational Capex is defined as capex excluding license expenditures and capitalized leases. Capex intensity (operational capex ratio) is defined as operational capex divided by total revenue.

[4] Corporate costs are a non-IFRS financial measure and represent costs incurred by the holding entities in the Netherlands, Luxembourg, United Kingdom and Egypt, primarily comprised of salary costs and consulting costs.

9

Operating profit in 2Q20 was USD 327 million, a decrease compared to the operating profit in 2Q19 of USD 464 million, which was a result of lower EBITDA, partially offset by lower depreciation and amortization charges due to the devaluation of local currencies against the US dollar. Other non-operating gains/losses in the 2Q20 amounted to USD 86 million as compared to USD 10 million in 2Q19. The increase was mainly driven by the revaluation of a contingent consideration liability associated with our past acquisition of Warid in Pakistan in 2016, and recognition of a gain upon reaching a settlement in connection with the dispute concerning sale of Telecel Globe Limited. For more information on these items, please refer to, respectively, Note 7 and Note 12 of our unaudited interim condensed consolidated financial statements. In 2Q20, net financial income and expenses decreased YoY as a result of a lower average cost of debt. At the end of 2Q20, average cost of debt was 6.4%, which is 100bps lower compared to average cost of debt at the end of 2Q19. In 2Q20, income tax expense was USD 68 million. In 2Q19 the company recorded USD 182 million as income tax expense, which included exceptional items; namely, a portion of an additional tax provision of USD 27 million recorded as a result of the GTH tax settlement and a reversal of deferred tax assets at HQ of USD 49 million. Excluding these exceptional items, the YoY decrease primarily reflects the depreciation of local currencies and the lower profit, and therefore lower tax, recorded in Russia. In 2Q20, the Company recorded a net profit of USD 175 million before minority payments, with net profit of USD 156 million attributable to VEON shareholders. Operational Capex1 excluding licenses was USD 492 million in 2Q20, up from the USD 450 million recorded in 2Q19, due mainly to VEON’s focus on its 4G network investment program. The ratio of 2Q20 Operational capex (excluding licenses and capitalized leases) to revenue for the last twelve months was 20.8%. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Capex intensity (operational capex ratio) is defined as operational capex divided by total revenue 10

FINANCIAL POSITION & CASH FLOW

USD million	2Q20	1Q20	QoQ
Total assets	14,735	14,424	2.2%
Shareholders' equity	811	543	49.4%
Gross debt	9,353	9,229	1.4%
Gross debt excl. lease liabilities	7,574	7,541	0.4%
Net debt	8,166	7,741	5.5%
Net debt (excl.lease liabilities)	6,390	6,054	5.5%
Net debt/LTM EBITDA	2.2	2.0	
Net debt/LTM EBITDA (excl.lease liabilities)	2.0	1.8	

USD million	2Q20	2Q19	YoY	1H20	1H19	YoY
Net cash from/(used in) operating activities	479	735	(256)	1,105	1,565	(460)
Net cash from/(used in) investing activities	(553)	(458)	(95)	(1,048)	(1,491)	443
Net cash from/(used in) financing activities	(185)	(178)	(7)	(61)	(583)	522

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Gross debt increased slightly in 2Q20 largely due to the increase in lease liabilities as a result of extensive network rollout and new rent agreements. Excluding this impact, gross debt remained stable QoQ. During 2Q20, VEON issued RUB 20 billion (USD 287 million equivalent) under its MTN program, established in April 2020, drew down new debt in Pakistan of USD 49 million equivalent (net of repayments) and entered into a new RUB 100 billion (USD 1.3 billion equivalent) bilateral term loan agreement with Sberbank, which was used to refinance and extend the maturity of the existing loans with Sberbank. VEON Holdings also purchased Banglalink's USD 300 million facility from a syndicate of international lenders and repaid USD 100 million of the outstanding amount of VEON's Revolving Credit Facility.

Net debt, including capitalized leases, in 2Q20 was USD 8.2 billion and the net debt/LTM EBITDA ratio was 2.2x. Excluding capitalized leases, 2Q20 net debt was 6.4 billion and the net debt/LTM EBITDA ratio was 2.0x.

Net cash from operating activities decreased YoY, mainly due to local currency headwinds, the negative impact of lockdown on revenue, operational challenges in our Russian business and lower movements in working capital, as 2Q19 working capital had been positively affected by the second of two payments from Ericsson of USD 175 million in respect of a revised partnership agreement announced in 1Q19, which in turn was partially offset by the first payment of USD 54 million related to the GTH Tax Settlement.

Net cash flow used in investing activities in 2Q20 increased by 95 million to USD 553 million, mainly due to higher outflow from financial assets and deposit during the quarter in Pakistan.

Net cash used in financing activities was USD 185 million, primarily as a result of movements in the gross debt as described above.

11

COUNTRY PERFORMANCE

- Russia
- Ukraine
- Pakistan
- Uzbekistan
- Kazakhstan
- Algeria
- Bangladesh

RUSSIA

RUB million	2Q20	2Q19	YoY	1H20	1H19	YoY
Total revenue	65,513	72,554	(9.7%)	132,971	141,801	(6.2%)
Mobile service revenue	51,425	56,992	(9.8%)	103,942	111,926	(7.1%)
Fixed-line service revenue	9,220	8,465	8.9%	18,332	16,967	8.0%
EBITDA	25,737	32,172	(20.0%)	53,917	63,106	(14.6%)
EBITDA margin	39.3%	44.3%	(5.1p.p.)	40.5%	44.5%	(4.0p.p.)
Capex excl. licenses	19,558	19,541	0.1%	31,661	37,006	(14.4%)
LTM Capex excl. licenses /revenue	25.5%	20.8%	4.7p.p.	25.5%	20.8%	4.7p.p.
Mobile						
Total revenue	56,227	64,047	(12.2%)	114,409	124,755	(8.3%)
- of which mobile data	16,201	15,450	4.9%	32,499	30,471	6.7%
Customers (mln)	49.8	54.3	(8.4%)			
- of which data users (mln)	31.5	35.8	(11.8%)			
ARPU (RUB)	332	348	(4.6%)			
MOU (min)	321	305	5.3%			
Data usage (MB/user)	8,244	5,046	63.4%			
Fixed-line						
Total revenue	9,287	8,507	9.2%	18,562	17,046	8.9%
Broadband revenue	2,701	2,711	(0.4%)	5,527	5,372	2.9%
Broadband customers (mln)	2.7	2.5	7.9%			
Broadband ARPU (RUB)	336	365	(7.9%)			

In Russia, Beeline remained focused on improving the customer experience and stabilising the operating performance as we continue to work towards executing a business turnaround over the coming quarters. Our continuing work on network improvement is a key element in achieving this.

The network investment continued during 2Q20 and Beeline increased its number of 4G base stations by 24% YoY as at 30 June 2020.

Capex excluding licenses was flat YoY, leading to a LTM capex intensity ratio of 25.5%. Beeline continues to invest in network development with a strong separate focus on Moscow and St. Petersburg to ensure these cities have high quality infrastructure that is ready to integrate new technologies. In Moscow, 4G population coverage reached 99.4% during 2Q20 alongside the start of 5G-ready deployment and boosting network deployment in the Moscow metro area. Beeline remains committed to ongoing network improvement to provide customers with consistent service quality in order to improve our customer experience.

During 2Q20, our business was challenged due to lockdown measures as we had to close more than 1400 stores temporarily. By contrast, in line with our enhancement of retail efficiency and placement of a greater emphasis on online retail distribution, we have permanently closed a total of 627 stores over the last nine months.

Lockdowns have accelerated digital adoption, driving growth in our self-care and digital services customers during the quarter as we experienced an increase of 40% YoY in monthly active users of our self-care application. We note that the COVID-19 lockdown measures could accelerate the natural trend of increasing online sales and potentially positively affect the overall market as this may lead to a more balanced sales approach with fewer retail points in the future. In the meantime, we are driving online channels with a specific focus on self-registration products.

12

Total revenue in 2Q20 was RUB 65.5 billion, representing a YoY decrease of 9.7%. Following the lockdown, roaming revenues declined sharply (by almost 90% in the quarter) and together with a decline in the customer base of 8.4% YoY led to a decline in mobile service revenue of 9.8% to RUB 51.4 billion, which was partially offset by an increase in fixed service revenue of 8.9% YoY. As a consequence, ARPU declined by 4.6% YoY to RUB 332. The subscriber base decline of 8.4% YoY was a combined result of the temporary closure of our stores and a significant decline in our migrant customer base of 56% during 2Q20, as well as the customer perception that our network quality is still lagging. However, during the last weeks of June and early July we have seen positive trends in customer additions. With network quality improving, we believe that in the coming quarters this will result in an enhanced customer experience that will, in turn, support customer perception and a reduction in churn. As a result of increased network quality, data usage per user (MBs/user) continued to grow strongly, up 63.4% YoY, supported by a 4G population coverage increase to 87% (versus 81% in June 2019) and a 16% YoY increase in our 4G customer base. The growth in data revenue was insufficient to offset the decline in voice and messaging revenue. Revenue from equipment and accessory sales declined significantly, down approximately 29.2% YoY due to the lockdown restrictions impacting Beeline store operations. Beeline continues to focus on the B2B segment, improving its proposition with new digital offers and solutions directed at both small and large enterprises. In 2Q20, B2B service mobile revenue increased by 2.5% YoY. With most of our B2B customers working from home as a result of social distancing measures, we believe these customers are finding significant value in our Beeline developed platform called BeeFree which provides IT, communications and HR-solutions based on a Workplace-as- a-Service concept. In 2Q20, Beeline grew total fixed-line revenue by 9.2% YoY supported by both B2B revenue and increases in transit service revenue. Beeline’s Fixed Mobile Convergence (“FMC”) proposition is playing an important role in the turnaround of Beeline. Our FMC customer base grew by 19% YoY in 2Q20 to more than 1.4 million, which represents a 52% FMC penetration of our broadband customer base. EBITDA for 2Q20 decreased 20%, driven primarily by the revenue pressure as result of lockdown measures during the quarter, as well as higher structural costs following the increased network investment and higher interconnection costs due to the increased ratio of off-net traffic. The decline in EBITDA was partially mitigated by a number of cost initiatives to offset negative impact of lockdown measures. 13

UKRAINE

UAH million	2Q20	2Q19	YoY	1H20	1H19	YoY
Total revenue	6,009	5,624	6.8%	11,960	10,750	11.3%
Mobile service revenue	5,593	5,257	6.4%	11,123	10,020	11.0%
Fixed-line service revenue	388	333	16.7%	773	662	16.8%
EBITDA	4,075	3,656	11.5%	8,116	6,880	18.0%
EBITDA margin	67.8%	65.0%	2.8p.p.	67.9%	64.0%	3.9p.p.
Capex excl. licenses	1,766	1,152	53.4%	3,114	2,134	45.9%
LTM capex excl. licenses/revenue	25.8%	17.5%	8.3p.p.	25.8%	17.5%	8.3p.p.
Mobile						
Total operating revenue	5,593	5,248	6.6%	11,123	10,020	11.0%
- of which mobile data	3,149	2,784	13.1%	6,153	5,238	17.5%
Customers (mln)	25.4	26.2	(3.1%)			
- of which data customers (mln)	15.9	15.7	1.1%			
ARPU (UAH)	72	66	9.4%			
MOU (min)	641	571	12.2%			
Data usage (MB/user)	5,160	3,345	54.3%			
Fixed-line						
Total operating revenue	388	333	16.7%	773	662	16.8%
Broadband revenue	257	215	19.4%	505	424	19.1%
Broadband customers (mln)	1.0	1.0	9.1%			
Broadband ARPU (UAH)	83	76	9.0%			

In Ukraine, Kyivstar continued to deliver solid results during the quarter, supported by our marketing activities and strong growth in data consumption enabled by ongoing investment in Kyivstar's network. The business reported revenue growth of 6.8% YoY to UAH 6 billion with EBITDA up 11.5% YoY.

Lockdowns have accelerated digital adoption, driving growth in our self-care and digital services customers during the quarter. Big data performance during the second quarter 2020 was very strong due to scoring and analytical products development.

Total revenue grew by 6.8% YoY to UAH 6.0 billion and mobile service revenue increased by 6.4% YoY to UAH 5.6 billion. Revenue growth was supported by strong data and fixed-line revenue performance as we see a shift of customer consumption patterns from mobile to fixed data mainly related to lockdowns.

Growth in data customers and data usage supported an ARPU increase of 9.4% YoY to UAH 72. Overall, Kyivstar's mobile subscriber base decreased by 3.1% to 25.4 million, reflecting the lower gross additions during the quarter as a result of lockdown measures including the partial closure of Kyivstar stores, as well as a reduction in multi-SIM users in the market and demographic trends in Ukraine, including a lower birth rate and higher rates of emigration. Data penetration continued to increase, with our 4G subscriber base penetration increasing to 31%, with total 4G customers at 7.8 million, representing a significant YoY increase of 52%.

In 2Q20, Kyivstar recorded a quarterly churn of 5.4%. Fixed-line service revenue grew by 16.7% YoY to UAH 388 million, continuing the trend of 1Q20. Our fixed broadband customer base increased by of 9.1% YoY, while fixed broadband ARPU increased by 9.0% YoY to UAH 83.

EBITDA increased by 11.5% YoY, driving an EBITDA margin of 67.8%. Strong EBITDA growth was supported by a solid revenue performance and lower service and commercial costs, which were partially offset by higher structural opex. Capex excluding licenses increased by 53.4% YoY as a result of a strategic focus on further 4G roll-out during the quarter, which achieved 4G population coverage of 81%. According to recognised speed tests[1], Kyivstar was a market leader in coverage and speed at the end of 2Q20.

In July 2020 Kyivstar and Vodafone signed a memorandum on mobile network sharing accelerate the deployment of 4G networks in rural areas and on highways.

[1] According to Ookla recognized test

14

PAKISTAN

PKR billion	2Q20	2Q19	YoY	1H20	1H19	YoY
Total revenue	47.1	51.1	(7.9%)	96.3	101.7	(5.3%)
Mobile service revenue	43.4	47.7	(8.9%)	89.1	94.8	(6.0%)
of which mobile data	16.0	12.5	27.6%	31.9	26.1	22.2%
EBITDA	21.7	27.3	(20.6%)	44.6	52.9	(15.8%)
EBITDA margin	46.1%	53.4%	(7.4p.p.)	46.3%	52.0%	(5.8p.p.)
Capex excl. licenses	14.3	9.7	48.0%	25.1	17.0	47.5%
LTM Capex excl. licenses /revenue	21.3%	13.5%	7.8p.p.	21.3%	13.5%	7.8p.p.
Mobile						
Customers (mln)	62.8	59.5	5.6%			
- of which data users (mln)	41.0	36.9	11.1%			
ARPU (PKR)	231	268	(14.0%)			
MOU (min)	475	520	(8.8%)			
Data usage (MB/user)	3624	1831	97.9%			

Jazz continued to show positive growth despite the lockdown measures which led to the temporary closure of Jazz stores, lower business activity and an overall economic slowdown. Notwithstanding these challenges, Jazz remained focused on expanding its digital services to drive further growth and the demographics of Pakistan make the country one of the most exciting opportunities across our emerging markets.

Total revenue decreased by 7.9% YoY impacted by last year's tax regime changes and the negative impact of lockdowns. Excluding the tax regime changes revenue would have increased by 0.5% YoY despite the pandemic challenges of the quarter. In 2Q20, data revenue significantly increased by 27.6% YoY. Data revenue growth was driven by an increase in 4G subscriber base of 72% YoY and the continued increase in data usage through higher bundle penetration and network expansion.

Digital Financial services revenue decreased by 14.9% YoY due to the lockdown impact which led to lower economic activity overall with the temporary removal of fees on money transfers by the State Bank of Pakistan, representing a significant drag on revenues. However, the number of monthly active mobile wallets continued to increase reaching 8.1 million, a YoY increase of 41%. Jazz's self-care app, Jazz World, has crossed 6 million monthly active users (MAUs), a YoY increase of 305% in 2Q20, making it the largest telco app in Pakistan. Jazz TV and content services are also seeing encouraging momentum, content services (Bajao & Deikho) showing encouraging progress.

Jazz's subscriber base increased by 5.6% YoY, reaching 62.8 million supported by multiple sales channel initiatives during the lockdown and lower churn. This base increase was also supported by greater subscriber engagement and a higher number of data customers on the back of the continued expansion of the data network, resulting to a higher 4G subscriber penetration of 30.6%. The YoY customer trend reflects our commercial strategy to focus on higher quality of sales in order to further improve the customer mix of our subscriber base, leveraging our network quality to drive this.

EBITDA decreased YoY by 20.6%, mainly due to due to changes in the tax regime and the re-classification of amortization of the Ex-Warid license from below EBITDA to service costs (~ PKR 0.8 billion). This relates to a payment made in the form of security (under protest) as per the options given in the PTA's license renewal order. Excluding tax regime changes in 2019 and the reclassification of license amortization in 2020, EBITDA would have decreased by 6.4% YoY. The EBITDA margin was 46.1%, decreasing by 7.4 percentage points YoY, impacted by the factors discussed above. Increased investment in JazzCash was also a drag on margins.

In 2Q20, capex excluding licenses increased to PKR 14.3 billion, mainly due to 4G capacity expansions, network roll out and the adverse impact of foreign currency. At the end of 2Q20, the population coverage of Jazz's data network was more than 62%.

The ex-Warid license renewal was due in May 2019. Pursuant to the directions from Islamabad High Court, Pakistan Telecommunication Authority ("PTA") issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million

15

per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding advance tax of 10%). On 17 August 2019, Jazz appealed the PTA's order to the Islamabad High Court. On 21 August 2019, Islamabad High Court suspended PTA's order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA's order. In September 2019, Jazz deposited approximately USD 225 million in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. On May 18, 2020, Jazz had to deposit a further payment of USD 57.5 million (under protest) as security. A hearing date before the Islamabad High Court was scheduled for 9 April 2020 but was adjourned in light of court closures due to COVID-19.

UZBEKISTAN

UZS bln	2Q20	2Q19	YoY	1H20	1H19	YoY
Total revenue	479.9	567.8	(15.5%)	1,001	1,102	(9.2%)
Mobile service revenue	476.3	563.0	(15.4%)	991	1,094	(9.4%)
- of which mobile data	253.9	255.4	(0.6%)	552	491	12.4%
Fixed-line service revenue	2.9	3.4	(15.7%)	6.0	6.9	(13.6%)
EBITDA	201.7	295.6	(31.8%)	444	562	(21.1%)
EBITDA margin	42.0%	52.1%	(10.0p.p.)	44.3%	51.0%	(6.7p.p.)
Capex excl. licenses	232.0	118.7	95.4%	295	372	(20.8%)
LTM Capex excl. licenses/revenue	20.0%	20.1%	(0.2p.p.)	20.0%	20.1%	(0.2p.p.)
Mobile						
Customers (mln)	7.1	8.7	(18.2%)			
- of which mobile data customers (mln)	4.6	5.4	(14.8%)			
ARPU (UZS)	21,282	20,873	2.0%			
MOU (min)	642	616	4.2%			
Data usage (MB/user)	3,292	2,215	48.6%			

Total revenue for the quarter decreased by 15.5% YoY to UZS 479.9 billion, impacted by lockdown measures, the new excise duty methodology and IMEI registration implementation. Adjusted for these negative effects, the revenue trend would have decreased by 13.2% YoY compared to 2Q19. Mobile data traffic increased by 49% YoY, supported by the continued roll-out of high-speed data networks, increased smartphone penetration and the increased penetration of bundled offerings in Unitel´s customer base. Mobile data revenue slightly decreased by 0.6% YoY, reflecting a change in allocation between voice and data revenue.

Beeline Uzbekistan's customer base declined to 7.1 million, down 18.2% YoY impacted by higher churn, primarily among customers with irregular mobile spending. This decline also reflects the impact of strict lockdown measures which have resulted in a fall in migrant customers following the closing of national borders and curfew measures that have curtailed demand for mobile data use. As a result, ARPU increased by 2.0% YoY. EBITDA decreased by 31.8% to UZS 202 billion, driven by lower revenues. The EBITDA margin in 2Q20 was 42.0%.

Capex excluding licenses increased to UZS 232 billion as we continued to invest in our high speed data network, improving 4G population coverage to 34% vs 26% in 1Q20. The 2Q20 LTM capex to revenue ratio was 20%.

Further improvements to our high-speed data networks will continue to be a priority for Beeline Uzbekistan in 2020 and increasing mobile data penetration continues to be the key long term growth driver for us in the Uzbekistan market.

16

KAZAKHSTAN

KZT billion	2Q20	2Q19	YoY	1H20	1H19	YoY
Total revenue	46.4	57.0	(18.6%)	92.3	96.0	(3.8%)
Mobile service revenue	38.3	35.8	7.1%	76.5	68.4	11.9%
Fixed-line service revenue	7.8	6.4	22.1%	14.9	12.5	19.2%
EBITDA	25.3	36.8	(31.3%)	50.0	57.7	(13.5%)
EBITDA margin	54.6%	64.7%	(10.1p.p.)	54.1%	60.2%	(6.1p.p.)
Capex excl. licenses	12.4	23.4	(46.8%)	24.3	28.1	(13.8%)
LTM capex excl. licenses/revenue	21.8%	23.5%	(1.8p.p.)	21.8%	23.5%	(1.8p.p.)
Mobile						
Total operating revenue	38.6	50.6	(23.7%)	77.4	83.5	(7.3%)
- of which mobile data	19.9	14.3	39.1%	38.6	27.0	42.6%
Customers (mln)	9.4	10.0	(6.0%)			
- of which mobile data customers (mln)	6.6	6.3	3.7%			
ARPU (KZT)	1,341	1,199	11.9%			
MOU (min)	332	326	1.8%			
Data usage (MB/user)	8,729	5,695	53.3%			
Fixed-line						
Total operating revenue	7.8	6.4	22.0%	14.9	12.5	19.2%
Broadband revenue	3.6	3.2	12.6%	6.9	6.4	7.8%
Broadband customers (mln)	0.5	0.4	13.8%			
Broadband ARPU (KZT)	2,641	2,635	0.2%			

In Kazakhstan, Beeline continues to deliver good operational results as data revenue continues to drive growth. The YoY comparison for revenue and EBITDA are negatively impacted by special compensation received in 2Q19 of KZT 14.6 billion (equivalent of USD 38 million). In 2Q20, Beeline maintained its strong value proposition and its focus on customer base value management and digital services development. The operational performance was supported by infrastructure modernization and 4G network coverage expansion.

Lockdowns have accelerated digital adoption, driving growth in our digital and self-care services customers during the quarter. Through constant work on connecting new agents to the company's mobile financial platform and expanding payment and transfer services the mobile finance customers reached 1.9 million in quarter. Mobile TV revenues in the quarter showed growth of 52% YoY due to both content development and promotion. Through upgrading our MyBeeline self-care app and providing a wider range of online telco services for customers, we saw significant increase of app users by 54% YoY to 1.2 million. We are also experiencing early signs of progress in new ventures through our digital operator and mobile OTT services provider 'Izi'.

Total revenue declined by 18.6% YoY to KZT 46.4 billion, impacted by the special compensation received in 2Q19. Adjusting for this impact, revenue would have increased by 9.2% YoY. Growth was supported by both strong data revenue growth and fixed line service revenue growth. Mobile service revenue grew by 7.1% to KZT 38.3 billion, supporting a solid increase in ARPU of 11.9% while data customer base increased by 3.7% to 6.6 million. Strong data revenue growth of 39.1% YoY was driven by continuous 4G network development and modernisation, supported by strong customer value propositions. The mobile customer base decreased by 6.0% to 9.4 million impacted by the launch of IMEI registration and the lockdown impact on sales channels.

The IMEI registration requirement is expected to improve the quality of the company's customer base by removing multi-SIM users and zero-ARPU customers. Data customers grew by 3.7% YoY to 6.6 million, and penetration has reached 72%. 4G data customers grew 21% YoY.

Fixed-line service revenue grew by 22.1% YoY to KZT 7.8 billion, driven by an increase in the fixed broadband customer base of 13.8% YoY. This includes YoY growth of our convergent products customer base by 39,000 (+111% YoY). Approximately 17% of fixed-line customers use convergent products.

17

EBITDA decreased by 31.3% YoY, driving an EBITDA margin of 54.6%. The YoY EBITDA performance was impacted by special compensation in 2Q19; adjusting for this, EBITDA growth would have been 13.4% YoY.

Capex excluding licenses decreased by 46.8% YoY as a result of a significant increase in spending for rollout in 2Q19 after the termination of a network sharing agreement with Kcell and other factors related to IFRS16.

ALGERIA

DZD billion	2Q20	2Q19	YoY	1H20	1H19	YoY
Total revenue	20.6	22.3	(7.9%)	42.9	45.1	(5.0%)
Mobile service revenue	20.4	22.3	(8.2%)	42.6	45.0	(5.3%)
of which mobile data	8.0	6.4	24.3%	16.2	12.7	27.9%
EBITDA	8.2	10.0	(17.4%)	18.0	20.5	(12.4%)
EBITDA margin	40.0%	44.6%	(4.6p.p.)	41.9%	45.5%	(3.6p.p.)
Capex excl. licenses	3.1	3.5	(11.8%)	4.9	6.0	(19.0%)
LTM capex excl. licenses/revenue	13.5%	14.7%	(1.1p.p.)	13.5%	14.7%	(1.1p.p.)
Mobile						
Customers (mln)	13.9	15.6	(10.3%)			
- of which mobile data customers (mln)	9.1	9.3	(2.5%)			
ARPU (DZD)	484	469	3.3%			
MOU (min)	464	413	12.4%			
Data usage (MB/user)	5,059	2,703	87.2%			

In Algeria, macroeconomic challenges intensified during the quarter as a result of lockdown measures and political uncertainty remains. In an overall declining market, competition remained aggressive. Against this backdrop, Djezzy continued its segmented approach, improving its share of the high value segment and aiming to drive up market value while simultaneously preserving and strengthening its share in the mass market segment. Djezzy repositioned itself towards a younger demographic through a digital-centric value proposition emphasising the operator's digital ambitions.

Djezzy's 2Q20 service revenue was DZD 20.6 billion, a YoY decline of 7.9%. The MTR rate change to DZD 0.67 per minute (from 0.95 DZD/min) implemented by the Algerian Telecommunication Regulatory Authority in November 2019 is reintroducing asymmetry to the market affecting YoY comparability, with Djezzy suffering the greatest impact of almost -29% versus other market operators. This change of MTR negatively impacted Djezzy's revenue by DZD 0.5 billion.

Data revenue increased by 24.3% YoY due to higher usage and an increase in 4G data penetration. During 2Q19, Djezzy introduced a modernised and updated tariff portfolio which supported YoY ARPU growth of 3.3% for the third quarter in a row. High value acquisition strategy combined with an intense competitive environment and lockdown measures have driven a decline in acquisition that drove a continued customer base decline by 10% YoY.

EBITDA decreased YoY by 17.4%, resulting in a margin of 40.0%. The decline in revenue remains a challenge for EBITDA performance, alongside with the negative effect of the aforementioned asymmetry, an increase in HR costs and higher interconnection costs.

For 2Q20, Djezzy's 4G services covered 41 wilayas and approximately 44% of Algeria's population, while its 3G network covered all 48 wilayas and approximately 75% of Algeria's population. In 2Q20, capex excluding licenses was DZD 3.1 billion, representing a 11.8% decrease YoY mainly related to delayed network equipment delivery as a result of new local regulations on shipment terms and other COVID-19 related impacts.

18

BANGLADESH

BDT billion	2Q20	2Q19	YoY	1H20	1H19	YoY
Total revenue	11.1	11.5	(3.9%)	22.7	22.7	(0.2%)
Mobile service revenue	10.9	11.3	(3.7%)	22.3	22.2	0.2%
of which mobile data	2.9	2.3	30.3%	5.6	4.5	24.4%
EBITDA	4.6	4.6	(0.1%)	9.6	9.6	(0.2%)
EBITDA margin	41.4%	39.8%	1.6p.p.	42.3%	42.3%	-
Capex excl. licenses	1.9	1.8	3.3%	5.9	3.2	87.2%
LTM capex excl. licenses/revenue	24.0%	10.3%	13.7p.p.	24.0%	10.3%	13.7p.p.
Mobile						
Customers (mln)	32.1	32.9	(2.5%)			
- of which mobile data customers (mln)	21.8	21.1	3.3%			
ARPU (BDT)	110	114	(3.3%)			
MOU (min)	212	236	(10.1%)			
Data usage (MB/user)	2,240	1,250	79.2%			

Banglalink maintained solid business momentum during the quarter despite the effects of the pandemic crisis.

Banglalink's total revenue in 2Q20 fell by 3.9% YoY, although data revenue posted 30.3% YoY growth as Banglalink continued monetizing its investments in 4G capacity and focusing on selected digital services. Its enhanced 4G network was a significant enabler of the 79.2% YoY increase in data usage recorded in the quarter, supported by accelerated 4G penetration which resulted in 3.3% YoY growth in data customers.

Given lockdown restrictions on customer movement until the end of May and continued health safety concerns, Banglalink actively promoted the use of digital channels to facilitate top-ups, account management and the adoption of additional services. As a consequence, the user base of the Banglalink self-care app increased by 58% during 2Q20 compared to 1Q20 while Banglalink's video streaming app "Toffee" saw a 62% uplift in its user numbers.

In line with the broader industry trend, Banglalink experienced a decline in its total subscriber base during 2Q20, which fell by 2.5% YoY despite a continued focus on customer acquisition, which in turn helped to secure a 3.3% rise in data customers alongside simplified product offers and continued expansion of 4G network coverage.

EBITDA decreased marginally by 0.1% YoY in 2Q20, mainly due to lower revenue and higher technology costs which were partially offset by the absence of lower operating expenses and the negative impact of tax changes.

Capex excluding licenses was BDT 1.9 billion, reflecting a front-loading of network investments to support 4G expansion. At the end of 2Q20, our 3G network population coverage was approximately 74% while 4G population coverage was 52%. Banglalink has recently been awarded as the fastest Mobile Network in Bangladesh during 1st half of 2020[1].

The Bangladesh tax authority introduced several changes to the local tax regime in June 2020. These include supplementary duty on mobile usage increased from 10% to 15%; an increase in the required deposit for filing an appeal to certain authorities' from 10% to 20% of the disputed tax; and a VAT Rebate on telecom equipment and accessories.

[1] According to Ookla recognized test

19

CONFERENCE CALL INFORMATION On 6 August 2020, VEON will host a conference call by senior management at 14:00 CET (13:00 BST), which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com. 14:00 CET investor and analyst conference call US call-in number: +1 646 787 1226 Confirmation Code: 6780798 International call-in number: +44 203 0095709 Confirmation Code: 6780798 The conference call replay and the slide presentation webcast will be available for 12 months after the end of the event at the same link as the live webcast. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com 20

DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2020, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro- forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow after licenses (excluding capitalized leases), local currency growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. 21

ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com CONTENT OF THE ATTACHMENTS Attachment A Customers 23 Attachment B Definitions 23 Attachment C Reconciliation tables 25 Average rates of functional currencies to USD For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2020.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/. 22

ATTACHMENT A: CUSTOMERS

million	Mobile			Fixed-line broadband		
	2Q20	2Q19	YoY	2Q20	2Q19	YoY
Russia	49.8	54.3	(8.4%)	2.7	2.5	7.9%
Pakistan	62.8	59.5	5.6%			
Ukraine	25.4	26.2	(3.1%)	1.0	1.0	9.1%
Algeria	13.9	15.6	(10.3%)			
Bangladesh	32.1	32.9	(2.5%)			
Kazakhstan	9.4	10.0	(6.0%)	0.5	0.4	13.8%
Uzbekistan	7.1	8.7	(18.2%)			
Other	4.0	4.7	(13.9%)	0.1	0.1	(4.6%)
Total	204.6	211.9	(3.4%)	4.3	4.0	8.4%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures.

Capital expenditures (capex) exc. licenses is calculated as capex, excluding purchases of new spectrum licenses

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA's use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including financial leases.

23

Equity free cash flow (excluding licenses) is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM. MFS (mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short- term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction. Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas. Total revenue in this document is fully comparable with Total operating revenue in our Management’s Discussion and Analysis of Financial Condition and Results of Operations” provided separately on Form 6-K. 24

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	2Q20	2Q19	1H20	1H19
Unaudited				
EBITDA	809	994	1,729	2,292
Depreciation	(389)	(409)	(804)	(812)
Amortization	(86)	(111)	(178)	(205)
Impairment loss	(1)	(4)	(1)	(10)
Loss on disposals of non-current assets	(6)	(7)	(12)	(14)
Operating profit	327	464	734	1,252
Financial Income and Expenses	(178)	(196)	(376)	(393)
- including finance income	6	14	15	28
- including finance costs	(184)	(210)	(391)	(421)
Net foreign exchange (loss)/gain and others	93	(11)	80	6
- including other non-operating (losses)/gains	86	10	101	14
- including shares of loss of associates and joint ventures accounted for using the equity method, including impairments of JV and associates	-	(0)	-	(0)
- including net foreign exchange gain	7	(22)	(21)	(8)
Profit before tax	243	256	438	865
Income tax expense	(68)	(182)	(144)	(260)
(Loss)/Profit from continue operations	175	75	294	605
(Loss)/Profit for the period	175	75	294	605
Of which profit/(loss) attributable to non-controlling interest	19	5	30	40
Of which profit/(loss) for the year attributable to VEON shareholders	156	69	264	565

RECONCILIATION OF CAPEX

USD mln unaudited	2Q20	2Q19	1H20	1H19
Cash paid for purchase of property, plant and equipment and intangible assets	444	436	893	825
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	96	119	95	174
Capital expenditures	540	554	988	999
Less capital expenditures in licenses and other	(5)	(7)	(39)	(12)
Capital expenditures excl. licenses	535	547	948	988

25

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	2Q20 vs 2Q19					
	Total Revenue			EBITDA		
	Local currency	Forex and Other[1]	Reported	Local currency	Forex and Other[1]	Reported
Russia	(9.7%)	(9.6%)	(19.3%)	(20.0%)	(8.4%)	(28.4%)
Pakistan	(7.9%)	(9.3%)	(17.2%)	(20.6%)	(7.9%)	(28.5%)
Ukraine	6.8%	(1.3%)	5.5%	11.5%	(1.5%)	10.0%
Algeria	(7.9%)	(6.4%)	(14.3%)	(17.4%)	(5.8%)	(23.2%)
Bangladesh	(3.9%)	(0.7%)	(4.6%)	(0.1%)	(0.7%)	(0.8%)
Kazakhstan	9.2%	(35.0%)	(25.8%)	13.4%	(50.7%)	(37.3%)
Uzbekistan	(15.5%)	(13.2%)	(28.7%)	(31.8%)	(10.6%)	(42.4%)
Total	(6.9%)	(9.4%)	(16.3%)	(7.7%)	(11.0%)	(18.7%)

	1H20 vs 1H19					
	Total Revenue			EBITDA		
	Local currency	Forex and Other[2]	Reported	Local currency	Forex and Other[2]	Reported
Russia	(6.2%)	(5.1%)	(11.3%)	(14.6%)	(4.3%)	(18.9%)
Pakistan	(5.3%)	(9.6%)	(14.9%)	(15.8%)	(8.4%)	(24.2%)
Ukraine	11.3%	4.0%	15.3%	18.0%	4.2%	22.2%
Algeria	(5.0%)	(3.9%)	(8.9%)	(12.4%)	(3.6%)	(16.0%)
Bangladesh	(0.2%)	(0.9%)	(1.1%)	(0.2%)	(1.0%)	(1.2%)
Kazakhstan	13.3%	(22.9%)	(9.6%)	15.5%	(34.1%)	(18.6%)
Uzbekistan	(9.2%)	(12.4%)	(21.6%)	(21.1%)	(10.7%)	(31.8%)
Total	(3.4%)	12.5%	9.1%	(4.8%)	(19.8%)	(24.6%)

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 June 2020	31 March 2020	31 December 2019
Net debt	8,166	7,741	8,342
Cash and cash equivalents	1,166	1,486	1,250
Long - term and short-term deposits	21	2	2
Gross debt	9,353	9,229	9,593
Interest accrued related to financial liabilities	92	109	88
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(6)	(1)	(10)
Put-option liability over non-controlling interest	320	321	342
Derivatives not designated as hedges	62	112	52
Derivatives designated as hedges	26	-	161
Other financial liabilities	263	283	322
Total other financial liabilities	10,110	10,052	10,549

[1] Other includes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares.

[2] Other includes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares and a one-off vendor payment of USD 350 million received in 1Q19

26

RECONCILIATION OF EQUITY FREE CASH FLOW AFTER LICENSES

USD million	2Q20	2Q19	YoY
EBITDA	809	994	(18.7%)
Changes in working capital	(71)	49	(243.3%)
Movements in provision	16	30	(47.1%)
Net interest paid received	(172)	(194)	(11.0%)
Income tax paid	(102)	(146)	(30.0%)
Non cash adjustment on operating activities related to IFRS 16	(74)	(88)	(16.0%)
Cash flow from operating activities (excl. lease liabilities)	406	646	(37.3%)
Capex excl.licenses	(535)	(547)	(2.1%)
Non cash adjustment on Capex excl.licenses related to IFRS 16	43	97	(55.8%)
Working capital related to Capex excl. license	55	22	151.4%
Disposals of capital assets	3	20	(86.3%)
Licenses	(7)	(8)	(11.2%)
Equity Free Cash Flow after licenses [1]	(36)	231	(115.6%)

EBITDA RECONCILIATION FOR COUNTRY

Q2 2020

USD mln	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
EBITDA	357	133	151	64	54	61	20	11	(42)	809
Less										
Depreciation	(227)	(42)	(25)	(35)	(27)	(18)	(8)	(8)	(1)	(389)
Amortization	(33)	(10)	(15)	(8)	(11)	(6)	(1)	(1)	(1)	(86)
Impairment loss	-	-	(1)	-	(0)	(0)	(0)	(0)		(1)
Loss on disposals of non-current assets	(3)	(0)	(1)	0	(0)	(0)	(0)	(0)	-	(6)
Gains/(losses) on sale of investments in subsidiaries	(33)	-	-	-	-	-	-	-	33	-
Operating profit	61	80	110	21	16	37	11	2	(11)	327

Q2 2019

USD mln	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
EBITDA	498	185	138	84	55	97	35	15	(112)	994
Less										
Depreciation	(253)	(42)	(20)	(34)	(25)	(18)	(8)	(8)	(1)	(409)
Amortization	(29)	(18)	(13)	(31)	(10)	(6)	(1)	(2)	(1)	(111)
Impairment loss	(2)		(1)	-	-	(0)		-	(1)	(4)
Loss on disposals of non-current assets	(6)		(1)	-	-	-	-	1	(1)	(7)
Operating profit	208	125	103	19	19	73	26	6	(116)	464

[1] Equity free cash flow after licenses (excluding capitalized leases) is a non-IFRS measure and is defined as free cash flow from operating activities less repayment of lease liabilities and cash flow used in investing activities, excluding M&A transactions, inflow/outflow of deposits, financial assets, other one-off items

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RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	2Q20	2Q19	YoY	2Q20	2Q19	YoY
Russian Ruble	72.36	64.56	(12.1%)	69.95	63.08	(10.9%)
Algerian Dinar	128.30	119.35	(7.5%)	129.11	118.65	(8.8%)
Pakistan Rupee	163.54	147.06	(11.2%)	167.89	159.52	(5.3%)
Bangladeshi Taka	84.93	84.29	(0.8%)	84.93	84.53	(0.5%)
Ukrainian Hryvnia	26.91	26.56	(1.3%)	26.69	26.17	(2.0%)
Kazakh Tenge	418.17	380.52	(9.9%)	403.83	380.53	(6.1%)
Uzbekistan Som	10,050.86	8,474.83	(18.6%)	10,173.38	8,562.34	(18.8%)
Armenian Dram	484.54	481.07	(0.7%)	482.36	477.11	(1.1%)
Kyrgyz Som	77.34	69.79	(10.8%)	75.99	69.49	(9.3%)
Georgian Lari	3.14	2.74	(14.6%)	3.06	2.87	(6.5%)

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